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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K
                Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
             15d-16 of the Securities Exchange Act of 1934

                           For the month of June 2000

                        Commission File Number 000-27811

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                  (65) 362-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F  [X]             Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes  [ ]                   No   [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

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                                TABLE OF CONTENTS

        1. Other Events

        On June 30, 2000 in Singapore, the Company announced that its revenues for the second quarter ending June 30, 2000 are anticipated to be above expectations and that profits are anticipated to be substantially above expectations. A copy of the Company's press release dated June 30, 2000, is attached hereto as Exhibit 99.1 and is incorporated herein by reference.


        2. Exhibits

        99.1 Press release of the Company dated June 30, 2000.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: June 30, 2000


                                           CHARTERED SEMICONDUCTOR
                                           MANUFACTURING LTD


                                           By: /s/ Chia Song Hwee
                                               -------------------------------
                                               Name:  Chia Song Hwee
                                               Title: Senior Vice President and
                                                      Chief Financial Officer



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                                 EXHIBIT INDEX


       99.1 Press release of the Company dated June 30, 2000.